Exhibit 99.2

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

17 May 2023

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Fiscal Year 2023 Irish Statutory Accounts

James Hardie announced today that it has filed the following document relating to fiscal year 2023 with the ASX:

•Irish Statutory Accounts, which will be filed with the Irish Companies Registration Office (CRO).

Copies of this document are available on the company’s investor relations website at https://ir.jameshardie.com.au/financial-information/financial-results.

Shareholders who wish to receive a hard copy of the company’s Irish Statutory Accounts free of charge should contact the company’s investor relations office on +1 312 756 9919.

Alternatively, shareholders can forward their request by email, including their mailing details, to: investor.relations@jameshardie.com.au.

Yours faithfully

Aoife Rockett
Company Secretary

This announcement had been authorised for release by the Company Secretary, Ms Aoife Rockett.
James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA),
Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA).
Chief Executive Officer and Director: Aaron Erter (USA)
Company number: 485719
ARBN: 097 829 895